Exhibit 99.1

February 9, 2024 Q4 2023 EARNINGS CONFERENCE CALL

Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the 2030 and 2035 GHG emissions reduction targets and how those targets are expected to be achieved ; the 2050 net - zero GHG emissions goal ; TEP's and UNS Electric's 2023 IRPs, including planned additions of renewable generation, energy storage and natural gas peaking units, and the related expected timing of ACC review and the impact of new natural gas capacity ; the expected reduction of coal generation at TEP from 2028 through 2032 and the plan to exit coal - fired generation by 2032 ; the expected timing and issuance of the Corporation's second climate report ; forecast capital expenditures for 2024 - 2028 , including cleaner energy investments ; forecast rate base and rate base growth for 2024 through 2028 ; FortisBC Energy's forecast of the Eagle Mountain Woodfibre Gas Line project through 2027 ; the nature, timing, benefits and expected costs of additional opportunities beyond the Capital Plan, including investments related to tranche two of the MISO LRTP, TEP's and UNS Electric's IRPs, renewable fuel solutions and LNG infrastructure in British Columbia, and climate adaptation, grid resiliency and the clean energy transition ; annual dividend growth guidance through 2028 ; the expectation of remaining opportunistic in monitoring the debt capital markets and considering interest rate hedges or prefunding opportunities ; scheduled preferred share dividend rate resets ; the expected sources of funding for the Capital Plan ; the expected sources of common equity proceeds and the expected uses of proceeds from the ATM ; the expectation of stability in the funding plan and the resulting average cash flow to debt metrics over the next five years ; the intention to work with S&P with respect to the Corporation's physical risks and ongoing efforts to mitigate climate change ; the expected timing, outcome and impact of legal and regulatory proceedings and decisions ; the expectation that ITC will continue to aggressively pursue a new ROFR bill in Iowa ; the expectation of a lighter regulatory year as compared to 2023 ; forecast rate base and rate base growth for 2024 through 2028 by business unit ; forecast capital expenditures for 2024 through 2028 by business unit ; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP, UNS Energy Roadrunner Reserve Battery Storage Project, UNS Energy Vail - to - Tortolita Transmission Project, UNS Energy IRP Energy Resources, FortisBC Eagle Mountain Woodfibre Gas Line Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project, FortisBC Tilbury 1 B Project, FortisBC Okanagan Capacity Upgrade, Wataynikaneyap Transmission Power Project ; FortisBC's plans to increase RNG supply by 2030 ; and forecast debt maturities for 2024 through 2033 . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information including, without limitation : reasonable legal and regulatory decisions and the expectation of regulatory stability ; the successful execution of the Capital Plan ; no material capital project or financing cost overrun ; sufficient human resources to deliver service and execute the Capital Plan ; the realization of additional opportunities beyond the Capital Plan ; no significant variability in interest rates ; no material changes in the assumed U . S . dollar to Canadian dollar exchange rate ; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation ; no significant operational disruptions or environmental liability or upset ; the continued ability to maintain the performance of the electricity and gas systems ; no severe and prolonged economic downturn ; sufficient liquidity and capital resources ; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices ; the continued availability of natural gas, fuel, coal and electricity supply ; continuation of power supply and capacity purchase contracts ; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact ; maintenance of adequate insurance coverage ; the ability to obtain and maintain licenses and permits ; retention of existing service areas ; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations ; continued maintenance of information technology infrastructure and no material breach of cybersecurity ; continued favourable relations with Indigenous Peoples ; and favourable labour relations . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . Note : U . S . dollar - denominated capital expenditures and rate base converted at a forecast USD : CAD foreign exchange rate of 1 . 30 for 2024 - 2028 . FORWARD LOOKING INFORMATION 2

President & Chief Executive Officer DAVID HUTCHENS 3 EVP & Chief Financial Officer JOCELYN PERRY

2023 YEAR - IN - REVIEW 4 Delivered Safe & Reliable Service ~9% Adjusted EPS Growth, Excluding Foreign Exchange Impact Concluded Key Regulatory Applications 50 Consecutive Years of Dividend Increases Invested $4.3B of Capital in our Energy System 33% Reduction in Carbon Emissions since 2019 Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation.

1.73 DELIVERING SAFE, RELIABLE & AFFORDABLE SERVICE 1.8 1.9 2.3 2.0 2.0 3.8 3.3 3.8 4.3 2019 2020 2021 2022 2023 Average Electricity Customer Outage Duration (Hours) Fortis (3) Electricity Canada and U.S. Energy Information Administration Average (2) 2019 2020 2021 2022 2023 All - Injury Frequency Rate (1) Fortis USA Bureau of Labor Statistics (2019 - 2022 Average) (2) Canadian Electricity Association (2019 - 2022 Average) (2) 1.62 (1) All injury frequency rate = (# injuries x 200,000) / hours worked. (2) 2023 data not yet available. (3) Based on weighted average of Fortis' customer count in each jurisdiction. (4) Controllable operating cost per customer is a financial measure used by management to evaluate operating efficiency. May not be comparable with measures used by other entities and excludes costs that are considered largely outside of management’s control (e.g., purchased power, generation fuel expense). 5 2018 2019 2020 2021 2022 2023 Fortis compound average annual growth rate Fortis controllable operating costs per customer (4) Controllable Operating Costs per Customer

6 6 Average Annual Total Shareholder Returns  4.8% 1 - Year  7.6% 5 - Year 10.1% 10 - Year 10.7% 20 - Year 665% 352% 349% Note: Cumulative 20 - year total shareholder return as at December 31, 2023. S&P/TSX Composite Index S&P/TSX Capped Utilities Index Fortis Cumulative 20 - Year Total Shareholder Return TOTAL SHAREHOLDER RETURNS 6 6 2003 2008 2013 2018 2023

7 2023 2019 2050 2030 2032 2035 Coal - Free Generation Mix Actual GHG Emissions Reduction Forecast GHG Emissions Reduction as of January 2024 Illustrative Emissions Reduction Net - Zero Target (Scope 1) Achieved 33% GHG Emissions Reduction Since 2019 75% GHG Emissions Reduction Target REDUCING CARBON EMISSIONS Committed to Targets 2023 TEP IRP Supports Exit from Coal • 508 MW of coal retirements since 2017; coal - free by 2032 • 2,240 MW of renewables and 1,330 MW of energy storage by 2038 • 400 MW of hydrogen - ready natural gas 2023 UNS Electric IRP • 350 MW of renewables and 225 MW of energy storage • 200 MW of hydrogen - ready natural gas • IRP supports reducing wholesale market exposure

$34.0 B $37.0 B $49.4 B 2022A 2023A 2028F HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW - RISK RATE BASE GROWTH OF ~6% (1) Annual growth for 2023 and 2023 - 2028 CAGR calculated based on a constant foreign exchange rate. 8 Major Capital Projects ~20% Smaller Projects ~80% $25B 2024 - 2028 Rate Base Capital Plan 6.3% (1) Growth

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 9 DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY 4 - 6% Annual Dividend Growth Guidance Extended through 2028 4.4% Dividend Increase in Q4 2023

$0.77 $0.78 Q4 2022 Q4 2023 Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. 10 FOURTH QUARTER RESULTS Q4 Adjusted EPS Drivers Adjusted EPS $0.72 $0.72 Q4 2022 Q4 2023 Reported EPS $0.72 $0.09 ( $0.08 ) ( $0.01 ) $0.72 Q4 2022 Adjusted EPS Regulated Utilities Corporate & Other Weighted Average Shares Q4 2023 Adjusted EPS Reflects ($0.08) adjusted EPS impact for Aitken Creek, including ($0.05) associated with the removal of adjusted EPS initially recorded in Q2 & Q3 (1) (1) Includes: ITC – $0.02; UNS Energy – $0.03; FortisBC Energy – $0.05; and Other Electric – ($0.01).

Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. 11 ANNUAL RESULTS Adjusted EPS Reported EPS $2.78 $3.09 2022 2023 $2.78 $3.10 2022 2023 Excluding Foreign Exchange Impact ~9% Adjusted EPS Growth Reported EPS $0.32 over 2022

12 ANNUAL EPS DRIVERS $2.78 $0.18 $0.12 $0.06 $0.02 ( $0.09 ) $0.07 ( $0.05 ) $3.09 2022 Adjusted EPS Western Canadian Electric & Gas U.S. Electric & Gas U.S. Transmission (ITC) Other Electric Corporate & Other Foreign Exchange Weighted Average Shares 2023 Adjusted EPS (1) (1) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. (2) Includes UNS Energy and Central Hudson. (3) With the disposition of Aitken Creek, the Corporation’s non - regulated Energy Infrastructure segment is now reported in the Corpo rate and Other segment. (4) Impact of average USD:CAD foreign exchange rate of 1. 35 for 2023 compared to 1.30 for 2022. (2) (4) Adjusted EPS ~9% over 2022, Excluding FX Impact (3) Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation.

Note: Adjusted EPS and Adjusted Dividend Payout Ratio are Non - U.S. GAAP financial measures. Adjusted Dividend Payout Ratio calculated using annual dividends paid per common share as disclosed in the 2023 MD&A divided by annual Adjusted EPS. Refer t o Slide 20 for the Non - U.S. GAAP reconciliation. 13 THREE - YEAR LOOK BACK $2.57 $2.59 $2.78 $3.09 75% 79% 78% 74% 55% 65% 75% 85% 95% 105% 115% 1.5 1.7 1.9 2.1 2.3 2.5 2.7 2.9 3.1 3.3 2020 2021 2022 2023 Adjusted EPS & Adjusted Dividend Payout Ratio Strong Rate Base Growth 6.3% 2023 Rate Base Growth (1) 6.5% 3 - Year Rate Base CAGR (1) (1) Annual rate base growth for 2023 and 2020 - 2023 CAGR for EPS and rate base calculated based on a constant foreign exchange rate. Adjusted Dividend Payout Ratio Adjusted EPS

LIQUIDITY & FUNDING PLAN

Raised ~$3B in Long-Term Debt[1]

- ITC – US$890M notes
- UNS Energy – US$425M notes
- FortisAlberta – $200M debentures
- Central Hudson – US$150M notes
- Other Electric – $150M bonds
- Fortis – $500M notes

Debt Maturities & Preference Share Dividends

- Limited near-term non-regulated debt maturities
  - Fortis Inc. – US$190M (2024)
  - ITC Holdings – US$400M (2024)[2]
- Upcoming preference share dividend rate resets
  - Series K – $250M (Q1 2024)
  - Series M – $600M (Q4 2024)

Balanced Approach To Funding Growth



Cash From Operations(3) 55%
$25B
Capital Plan
2024-2028
Net Debt(4) 34%
Equity(5) 11%

(1) Refer to 2023 MD&A for additional details surrounding the Corporation's long-term debt issuances including the interest rate, maturity date and use of proceeds.
(2) Substantially prefunded in 2023.
(3) Cash from operations is a Non-U.S. GAAP financial measure and reflects cash from operating activities net of dividends and customer contributions.
(4) Net debt reflects regulated and non-regulated debt issuances, net of repayments.
(5) Reflects common shares issued under the Corporation's dividend reinvestment, stock option and employee share purchase plans and ATM program.

FORTIS INC.

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INVESTMENT-GRADE CREDIT RATINGS

Credit Metrics


Moody's CFO/Debt
11.6%
~12.0%
11.0%
2023A
2024-2028 Average
S&P FFO/Debt
11.4%
~12.0%
12.0%
2023A
2024-2028 Average
Rating agency thresholds

Current funding plan on track to achieve average annual cash flow to debt metrics of ~12% over the next five years

Credit Ratings & Outlooks

Moody's	S&P Global	Morningstar DBRS
Baa3	A-[(1)]	A (low)
Stable	Negative	Stable

(1) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+. In November 2023, S&P confirmed the Corporation's credit ratings and revised the issuer rating outlook for the Corporation and certain of its subsidiaries from stable to negative. S&P noted that the change reflects rising exposure to physical risks due to climate change. S&P also revised the FFO to debt downgrade threshold for the Corporation from 10.5% to 12.0%.

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ONGOING REGULATORY PROCEEDINGS

Recent Activity

ITC — Iowa Transmission Right of First Refusal

- In December 2023, the Iowa District Court ruled that the Iowa ROFR legislation is unconstitutional, based on procedural grounds
- The District Court granted an injunction enjoining further action under or in reliance on the ROFR legislation, preventing any action on MISO LRTP Tranche 1 projects in Iowa that depend on the ROFR[1]
- ITC has filed a motion for reconsideration with the District Court

UNS Electric General Rate Application

- ACC issued a decision in January 2024 approving new rates effective February 1, 2024
- ROE of 9.75% and 53.72% common equity ratio
- System Reliability Benefit (SRB) tracker mechanism approved

Regulatory Outlook

2024

Central Hudson — General Rate Application

- Application filed seeking new rates effective July 1, 2024

FortisBC — Multi-Year Rate Plan

- Application expected to be filed with BCUC in H1 2024

FortisAlberta — Generic Cost of Capital

- 2024 formulaic ROE of 9.28% to be reset annually in Q4

Ongoing

- ITC — Iowa Transmission Right of First Refusal
- Notice of Proposed Rulemaking on Transmission Incentives
- MISO Base ROE

(1) ITC's five-year capital plan includes ~US$900M in MISO LRTP Tranche 1 projects in Iowa. Under the MISO tariff, approximately 70% of the Tranche 1 projects are upgrades to ITC Midwest facilities along existing rights of way, which under MISO's tariff grants ITC Midwest the option to construct the upgrades regardless of the outcome of ROFR legislation.

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16

SUSTAINABLE GROWTH LOW - RISK WHY INVEST IN FORTIS? 17 Safe, Well - Run Utilities Focused on Executing Strong Rate Base Growth Robust Transmission Investment Pipeline Transparent Funding Plan Cleaner Energy Transition 4 - 6% Annual Dividend Growth Investment - Grade Credit Ratings Strong Governance Regulatory & Geographic Diversity Constructive Regulatory Relationships Local Business Model Virtually 100% Regulated Low Environmental Footprint

UPCOMING EVENTS Expected Earnings Release Dates Other Investor Events • Scotiabank Energy & Power Conference (Miami) – February 28 - 29, 2024 • J.P. Morgan Energy, Power & Renewables Conference (New York) – June 17 - 18, 2024 • Q1 2024 – May 1, 2024 • Q2 2024 – July 31, 2024 18

February 9, 2024 Q4 2023 EARNINGS CONFERENCE CALL

NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q4 2023	Q4 2022	VARIANCE	2023	2022	VARIANCE
Adjusted Net Earnings:						
Net Earnings	381	370	11	1,506	1,330	176
Adjusting items:						
Disposition of Aitken Creek[1]	(31)	-	(31)	(15)	-	(15)
Unrealized loss (gain) on mark-to-market of derivatives[2]	-	(23)	23	2	(20)	22
Revaluation of deferred income tax assets[3]	-	-	-	9	9	-
Lake Erie Connector project suspension costs[4]	-	-	-	-	10	(10)
Adjusted Net Earnings	350	347	3	1,502	1,329	173
Adjusted Net Earnings per Share	$0.72	$0.72	-	$3.09	$2.78	$0.31
Capital Expenditures:						
Additions to property, plant and equipment	1,189	987	202	3,986	3,587	399
Additions to intangible assets	61	127	(66)	183	278	(95)
Adjusting item:						
Wataynikaneyap Transmission Power Project[5]	51	34	17	160	169	(9)
Capital Expenditures	1,301	1,148	153	4,329	4,034	295

(1) Aitken Creek was sold on November 1, 2023, with a March 31, 2023 effective date. For the twelve-month period ended December 31, 2023, the adjustment represents: (i) the $10M gain on disposition, net of income tax expense of $13M; and (ii) $5M of net earnings at Aitken Creek, recognized in accordance with U.S. GAAP, during the March 31, 2023 to November 1, 2023 stub period, net of income tax expense of $2M. For the three-month period ended December 31, 2023, this adjustment represents: (i) the $10M gain on disposition, as noted above; and (ii) $21M of stub period earnings at Aitken Creek, net of income tax expense of $9M, including amounts initially included in Adjusted Net Earnings in Q2 2023 and Q3 2023 prior to the close of the transaction. Included in the Corporate and Other segment.

(2) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek through the March 31, 2023 effective date of disposition, net of income tax recovery of $1M in 2023 (net of income tax expense of $8M and $7M for the three and twelve months ended December 31, 2022, respectively), included in the Corporate and Other segment.

(3) Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa, included in the ITC segment.

(4) Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4M, included in the ITC segment.

(5) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment.

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Fourth Quarter Earnings Variance Analysis by Business Unit VARIANCE ADJUSTED Q4 2022 (1) ADJUSTMENT Q4 2022 ADJUSTED Q4 2023 (1) ADJUSTMENT Q4 2023 ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Regulated – Independent Electric Transmission 10 126 - 126 136 - 136 ITC Regulated – U.S. Electric & Gas 17 45 - 45 62 - 62 UNS Energy (1) 37 - 37 36 - 36 Central Hudson 16 82 - 82 98 - 98 Regulated – Canadian & Caribbean Electric & Gas 21 84 - 84 105 - 105 FortisBC Energy 2 34 - 34 36 - 36 FortisAlberta 1 14 - 14 15 - 15 FortisBC Electric (5) 40 - 40 35 - 35 Other Electric (2) 19 172 - 172 191 - 191 (42) (33) (23) (10) (75) (31) (44) Corporate and Other (3) 3 347 (23) 370 350 (31) 381 Common Equity Earnings 8.3 481.1 - 481.1 489.4 - 489.4 Weighted Average Shares (# millions) - $0.72 ($0.05) $0.77 $0.72 ($0.06) $0.78 EPS FOURTH QUARTER RESULTS BY BUSINESS UNIT 21 (1) Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities. (3) With the disposition of Aitken Creek, the Corporation’s non - regulated Energy Infrastructure segment is now reported in the Corpo rate and Other segment.

Annual Earnings Variance Analysis by Business Unit VARIANCE ADJUSTED 2022 (1) ADJUSTMENT 2022 ADJUSTED 2023 (1) ADJUSTMENT 2023 ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Regulated – Independent Electric Transmission 44 473 19 454 517 9 508 ITC Regulated – U.S. Electric & Gas 72 328 - 328 400 - 400 UNS Energy 2 103 - 103 105 - 105 Central Hudson 74 431 - 431 505 - 505 Regulated – Canadian & Caribbean Electric & Gas 71 203 - 203 274 - 274 FortisBC Energy 11 151 - 151 162 - 162 FortisAlberta 4 64 - 64 68 - 68 FortisBC Electric 12 134 - 134 146 - 146 Other Electric (2) 98 552 - 552 650 - 650 (43) (127) (20) (107) (170) (13) (157) Corporate and Other (3) 173 1,329 (1) 1,330 1,502 (4) 1,506 Common Equity Earnings 7.7 478.6 - 478.6 486.3 - 486.3 Weighted Average Shares (# millions) $0.31 $2.78 - $2.78 $3.09 ($0.01) $3.10 EPS ANNUAL RESULTS BY BUSINESS UNIT 22 (1) Non - U.S. GAAP financial measure. Refer to Slide 20 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities. (3) With the disposition of Aitken Creek, the Corporation’s non - regulated Energy Infrastructure segment is now reported in the Corpo rate and Other segment.

Rate Base 5 - YEAR CAGR to 2028 2028F 2027F 2026F 2025F 2024F 2023A ($BILLIONS, EXCEPT FOR CAGR) Regulated – Independent Electric Transmission 7.0% 15.6 14.4 13.4 12.7 12.0 11.5 ITC (1) Regulated – U.S. Electric & Gas 6.3% 9.5 9.0 8.5 8.1 7.6 7.3 UNS Energy 7.1% 4.1 3.8 3.6 3.4 3.1 3.0 Central Hudson 6.5% 13.6 12.8 12.1 11.5 10.7 10.3 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 7.1% 8.4 7.7 6.8 6.3 5.9 5.9 FortisBC Energy 4.6% 5.2 5.0 4.8 4.6 4.4 4.2 FortisAlberta 4.0% 2.0 1.9 1.9 1.8 1.7 1.7 FortisBC Electric 6.1% 4.6 4.4 4.2 3.9 3.7 3.4 Other Electric 5.9% 20.2 19.0 17.7 16.6 15.7 15.2 Total Regulated – Canadian & Caribbean Electric & Gas 6.3% 49.4 46.2 43.2 40.8 38.4 37.0 Total Rate Base Forecast (1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. Note: U.S. dollar - denominated rate base converted at a foreign exchange rate of 1.35 for 2023 and 1.30 for 2024 - 2028. CAGR, as d efined in the 2023 MD&A , is calculated on a constant foreign exchange rate basis. 2023 - 2028 RATE BASE BY BUSINESS UNIT 23

Capital Plan 2024 - 2028 TOTAL 2028F 2027F 2026F 2025F 2024F ($MILLIONS) Regulated – Independent Electric Transmission 7,189 1,537 1,477 1,449 1,474 1,252 ITC Regulated – U.S. Electric & Gas 5,160 973 1,310 912 854 1,111 UNS Energy 2,172 485 421 437 421 408 Central Hudson 7,332 1,458 1,731 1,349 1,275 1,519 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 4,199 699 1,093 775 868 764 FortisBC Energy 3,069 657 629 623 574 586 FortisAlberta 735 141 150 158 152 134 FortisBC Electric 2,451 488 502 484 470 507 Other Electric 10,454 1,985 2,374 2,040 2,064 1,991 Total Regulated – Canadian & Caribbean Electric & Gas 19 2 3 3 4 7 Non - Regulated – Corporate & Other 24,994 4,982 5,585 4,841 4,817 4,769 Total Capital Plan Note: Capital Plan is a forward - looking Non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to the Non - U.S. GAAP reconciliation on Slide 20. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. 2024 - 2028 CAPITAL PLAN BY BUSINESS UNIT 24

MAJOR CAPITAL PROJECTS

($ Millions)	2024-2028F	Estimated Completion Date
ITC MISO LRTP[1]	1,477	Post-2028
UNS Roadrunner Reserve Battery Storage Project	345	2025
UNS Vail-to-Tortolita Transmission Project	286	2026
UNS IRP Energy Resources[2]	417	2027
FortisBC Eagle Mountain Woodfibre Gas Line Project[3]	750	2027
FortisBC Tilbury LNG Storage Expansion	537	Post-2028
FortisBC AMI Project	515	2028
FortisBC Tilbury 1B Project	378	Post-2028
FortisBC Okanagan Capacity Upgrade[4]	213	2026
Wataynikaneyap Transmission Power Project[5]	65	2024


Major Capital Projects ~20%
$25B
Capital Plan
2024-2028
Smaller Projects ~80%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Reflects investments associated with six projects that run through ITC's MISO operating companies' service territories, including Michigan and Iowa, where right-of-first-refusal provisions have existed for incumbent transmission owners. Total estimated transmission investments of US$1.4B to US$1.8B through 2030, with capital expenditures of approximately $1.5B (US$1.2B) included in the Corporation's 2024-2028 Capital Plan.
(2) Includes capital expenditures for resource requirements, including wind and solar generation and energy storage systems, supporting the transition to cleaner energy as outlined in TEP's 2023 IRP.
(3) FortisBC Energy's investment in the project has increased to $750M, net of customer contributions, as compared to $420M previously expected. The increase was due to amendments to previous development, construction, transportation and other commercial agreements with Woodfibre LNG Limited and other partners, that became effective with the completion of the remaining substantive conditions, including BCUC approval of amended transportation rate schedules.
(4) In December 2023, the BCUC denied the CPCN application for the Okanagan Capacity Upgrade. While the BCUC agreed with the imminent need to address pipeline capacity shortfalls in the Okanagan Region, the Panel was not persuaded that the project was the optimal solution given the potential future impacts of provincial policy decision on natural gas peak demand over the long-term. The BCUC has instructed FortisBC to investigate short-term solutions to meet capacity needs in the Okanagan Region and submit a plan by the end of July 2024.
(5) Represents Fortis' 39% share of the estimated capital spending for the project.

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SENSITIVITY EXPOSURE • Assumed forecast USD:CAD FX rate of 1.30 for 2024 - 2028 • 65% of regulated earnings (1) / 60% of capital plan in USD at U.S. & Caribbean utilities • +/ - $0.05 change in USD:CAD – EPS: ~$0.06 Five - year capital plan: $600M Note: EPS sensitivities reflect forecasted average annual impacts for 2024 - 2028. Foreign exchange EPS sensitivity inclusive of t he Corporation’s hedging activities. (1) Non - U.S. GAAP financial measure for year ended December 31, 2023. Excludes Net Expense of Corporate and Other segment. Foreign Exchange ROE & Equity Ratio Equity +/ - 100 bps ROE +/ - 25 bps $0.03 $0.03 ITC $0.01 $0.02 UNS Energy $0.01 $0.01 FortisBC $0.006 $0.01 Central Hudson $0.01 $0.01 FortisAlberta 26

MISO Base ROE – In 2022 , the U . S . Court of Appeals for the D . C . Circuit vacated certain FERC orders that established the methodology used to calculate the MISO base ROE ; matter dates back to complaints filed at FERC in 2013 and 2015 ; DC Circuit noted FERC did not adequately explain why it reintroduced the risk - premium model in its methodology which increased the MISO Base ROE from 9 . 88 % to 10 . 02% ; timing and outcome remains unknown Notice of Proposed Rulemaking on Incentives – In 2021 , FERC issued a supplemental NOPR proposing to eliminate the 50 - bps RTO adder for transmission owners that have been RTO members for more than three years ; stakeholder comments filed in June 2021 ; the supplemental NOPR and the initial incentive NOPR remain outstanding Iowa Transmission Right of First Refusal – In December 2023 , the Iowa District Court issued a decision that the manner in which the ROFR statute was passed was unconstitutional and issued a permanent injunction preventing ITC and others from taking further action to construct projects in reliance on the ROFR ; the injunction does not prohibit ITC from seeking approval from the State of Iowa to move forward with the projects in a manner that does not rely on the ROFR statute (1) ; ITC has filed reconsideration with respect to the scope of the injunction ; timing and outcome of the proceeding remains unknown Customer Information System Implementation – In January 2023 , Central Hudson filed a response to the PSC’s show cause order in respect of its new CIS ; interim agreement reached with the PSC in July 2023 including independent third - party verification of recent system improvements relating to billing system and acceleration of plans to perform monthly meter reading ; timing and outcome of the proceeding remains unknown General Rate Application – In July 2023 , a general rate application was filed with the PSC requesting new rates effective July 1 , 2024 ; application seeks an allowed ROE of 9 . 8 % and 50 % common equity ratio ; timing and outcome of proceeding is unknown ONGOING REGULATORY PROCEEDINGS 27 (1) ITC’s five - year capital plan includes ~US$900M in MISO LRTP Tranche 1 projects in Iowa. Under the MISO tariff, approximately 70% of the Tranche 1 projects are upgrades to ITC Midwest facilities along existing rights of way, which under MISO’s tariff grants ITC Midwest the option to construct the upgrades regardless of the outcome of ROFR legislation.

ESG LEADERSHIP



Environmental

- 2050 net-zero direct emissions goal, with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035
- Progress: More than halfway to achieving our 50% by 2030 target with a 33% reduction in scope 1 emissions relative to 2019 levels
- 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal-free by 2032; seasonal operations commenced at Springerville in 2023
- Five-year capital plan includes ~$7B for cleaner energy investments
- Pilot project formed to produce low-carbon hydrogen; FortisBC continues to partner with local universities and partners to study safe and reliable hydrogen blending with natural gas
- FortisBC plans to increase RNG supply so that at least 15% of natural gas consumption comes from renewable and low-carbon gas by 2030

Social

- Building on our strong record of mutually beneficial partnerships with Indigenous peoples
- FortisBC awarded silver-level designation in Progressive Aboriginal Relations™ from the Canadian Council of Aboriginal Business
- 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid; expected to be completed in 2024
- Focus on just transition
- ~$11M of community investment in 2023

Governance

- Ranked #2 out of 219 S&P/TSX companies in The Globe & Mail 2023 Board Games
- Independent chair; 11 of 12 directors are independent
- 58% of Fortis board members are women; 2 of 12 identify as a visible minority
- Average board tenure of 4.8 years
- Women currently represent 50% of the Fortis Inc. executive leadership team
- 82% of Fortis utilities have a female in the position of CEO or board chair
- Executive compensation linked to climate and diversity targets

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2023 SALES TRENDS 29 Other Electric (1) Excludes wholesale sales at UNS Energy. 2023 vs. 2022 SALES TRENDS CHANGE IN RETAIL ENERGY SALES • Peak load down 1% N/A • Residential and C&I sales each up 1%; Increases primarily due to warmer weather and customer additions +1% • Decrease primarily due to lower average consumption by residential customers due to milder weather - 2% • Residential sales up 1% mainly due to colder weather; C&I sales flat - • Decrease in gas sales primarily due to lower average consumption due to milder weather - 8% • Residential electric sales down 6% due to milder weather; C&I electric sales up 1% - 2% • Eastern Canadian residential sales up 3% and C&I sales up 2% • Caribbean sales up 7% due to customer growth and higher tourism - related activities +3% (1)

DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS 30 2024 2026 Series K - $250M March 1, 2024 Series M - $600M December 1, 2024 Series H - $192M June 1, 2025 Preference Share Dividend Rate Resets (2) Debt Maturities $- $0.5 $1.0 $1.5 $2.0 $2.5 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F 2033F Non-Regulated Regulated billions 10 - Year Debt Maturities (1) Includes non - regulated debt maturities at Fortis Inc. and ITC Holdings. (2) On each conversion option date, the holders have the option, subject to certain conditions, to convert any or all of their sh are s into an equal number of Cumulative Redeemable first preference shares of a specified series. For the Series K preference shares, h old ers have until February 15, 2024 to provide notice of their election to convert their shares to Series L shares. (1)

STRONG INVESTMENT-GRADE CREDIT RATINGS

COMPANY	S&P Global[1]	Moody's	Morningstar
Fortis Inc.	A-[2]	Baa3	A (low)
ITC Holdings Corp.	A-[2]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) In November 2023, S&P confirmed the Corporation's credit ratings and revised the issuer rating outlook for the Corporation and certain of its subsidiaries from stable to negative. S&P noted that the change reflects rising exposure to physical risks due to climate change. S&P also revised the FFO to debt downgrade threshold for the Corporation from 10.5% to 12.0%.

(2) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



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GLOSSARY

ACC	Arizona Corporation Commission
Aitken Creek	Aitken Creek Gas Storage ULC, a direct 93.8%-owned subsidiary of FortisBC Holdings Inc.
AMI	Advanced Metering Infrastructure
ATM	At-the-market
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
C&I	commercial and industrial
CAGR	compound average growth rate of a particular item. CAGR = $(EV/BV)^{1/N}$ -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" on Slide 20.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO	Chief Executive Officer of Fortis
CFO	cash from operations
CIS	customer information system
Common Equity Earnings	net earnings attributable to common equity shareholders
Corporation	Fortis Inc.
D.C. Circuit Court	U.S. Court of Appeals for the District of Columbia Circuit
DBRS Morningstar	DBRS Limited
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	funds from operations
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
GCOC	generic cost of capital

GHG	greenhouse gas
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
Maritime Electric	Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measures	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PSC	New York State Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RNG	renewable natural gas
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
Total Shareholder Return	Total shareholder return, or TSR, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period.
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Wataynikaneyap	Wataynikaneyap Power Limited Partnership
YTD	Year-to-date
YOY	Year-over-year

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